UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
UNITED COMMUNITY BANKS, INC.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
90984P105
(CUSIP Number)
Amy Knapp
Corsair Capital LLC
717 Fifth Avenue, 24th Floor
New York, NY 10022
 (212) 224-9000
Copy to:
Lee Meyerson, Esq.
Elizabeth Cooper, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
 (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)
May 2, 2016
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90984P105
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Corsair IV Management gP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Cayman Islands limited company)

CUSIP NO. 90984P105
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nicholas B. Paumgarten

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 90984P105
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Corsair IV Financial Services Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Caymay Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN (Cayman Islands limited partnership)

CUSIP NO. 90984P105
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Corsair IV Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN (Cayman Islands limited partnership)

CUSIP NO. 90984P105
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Corsair Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Delaware limited liability company)

CUSIP NO. 90984P105
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Corsair Georgia, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

           This Amendment No. 4 supplements and amends the Schedule 13D filed on April 11, 2011 (as thereafter supplemented and amended by Amendment No. 1 thereto, filed on June 16, 2011, by Amendment No. 2 thereto, filed on February 9, 2015 and by Amendment No. 3 thereto, filed on November 25, 2015, the “Original Schedule 13D” and, together with this Amendment No. 4, the “Schedule 13D”) by Corsair Georgia, L.P. (“Corsair Georgia”), Corsair IV Management GP, Ltd., Corsair IV Financial Services Capital Partners, L.P., Corsair IV Management, L.P., Corsair Capital LLC and Nicholas B. Paumgarten with respect to the Voting Common Stock and Non-Voting Common Stock of the Issuer. Capitalized terms used in this Amendment No. 4 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.
Item 4. Purpose of Transaction
This Amendment No. 4 supplements and amends Item 4 of the Schedule 13D by amending and restating the fifth paragraph thereof as follows:
Pursuant to the terms of the Investment Agreement, the Issuer has appointed Nicholas B. Paumgarten to its board of directors (the “Board”) as Corsair Georgia’s representative.  Corsair Georgia is entitled to maintain a representative on the Board and to appoint a board observer to attend meetings of the Board in a nonvoting capacity so long as Corsair Georgia owns certain specified minimum percentages of outstanding Common Stock.  Following the consummation of the May 2016 Offering (as defined below), Corsair Georgia no longer owns any shares of the Issuer’s Common Stock.  Mr. Paumgarten is not seeking re-election to the Board and will end his service on the Board following the Issuer’s 2016 Annual Meeting of Shareholders on May 11, 2016.
This Amendment No. 4 further supplements and amends Item 4 of the Schedule 13D by adding the following at the end thereof:
On May 2, 2016, Corsair Georgia, as selling shareholder, and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC (the “Underwriter”), providing for the sale (the “May 2016 Offering”) of 3,273,323 shares of Voting Common Stock and 4,026,724 shares of Non-Voting Common Stock by Corsair Georgia to the Underwriter at a price of $19.66 per share of Common Stock and the offer and sale by the Underwriter of 7,300,047 shares of Voting Common Stock (including 4,026,724 shares of Voting Common Stock into which such shares of Non-Voting Common Stock converted upon such sale by the Underwriter). Of the 7,300,047 shares of Common Stock sold in the May 2016 Offering, all of the shares were attributable to the Reporting Persons.  The May 2016 Offering closed on May 6, 2016.  The May 2016 Offering was made pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-175226), as supplemented by the prospectus supplement dated May 2, 2016.  Following the consummation of the May 2016 Offering, Corsair Georgia no longer owns any shares of the Issuer’s Common Stock.
Pursuant to the Underwriting Agreement, Corsair Georgia has agreed with the Underwriter, subject to limited exceptions, not to offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction that is designed to, or might reasonably be expected to, result in the disposition by Corsair Georgia or any affiliate thereof) any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock during the period from May 2, 2016 continuing through the date 45 days thereafter, except with the prior written consent of the Underwriter. The foregoing description of the agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which has been filed as Exhibit 6 hereto and is incorporated herein by reference.
Item 5. Interests in Securities of the Issuer
This Amendment No. 4 amends Item 5 of the Schedule 13D by amending and restating paragraphs (a)-(b) as follows:
(a) and (b) None of the Reporting Persons beneficially owns any shares of Voting Common Stock.
This Amendment No. 4 supplements and amends Item 5 of the Schedule 13D by amending and restating paragraph (c) as follows:
Except as set forth in this Amendment No. 4, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Issuer.
Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
This Amendment No. 4 supplements and amends Item 6 of the Schedule 13D as set forth below:
The information set forth in Items 4 and 5 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits
This Amendment No. 4 supplements and amends Item 7 of the Schedule 13D by adding the following at the end thereof:

Exhibit No.	Description
Exhibit 6	Underwriting Agreement, dated as of May 2, 2016 (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 3, 2016)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 2015
CORSAIR GEORGIA, L.P.
By:  Corsair IV Management GP, Ltd., its general partner

By:  /s/ Amy M. Knapp_______________
Name:  Amy M. Knapp
Title:    Chief Operating Officer and Chief Financial Officer

CORSAIR IV MANAGEMENT GP, LTD.

By:  /s/ Amy M. Knapp_______________
Name:  Amy M. Knapp
Title:    Chief Operating Officer and Chief Financial Officer

CORSAIR IV FINANCIAL SERVICES CAPITAL PARTNERS, L.P.
By:  Corsair IV Management, L.P., its general partner
By:  Corsair Capital LLC, its general partner

By:  /s/ Amy M. Knapp_______________
Name:  Amy M. Knapp
Title:    Chief Operating Officer and Chief Financial Officer

CORSAIR IV MANAGEMENT, L.P.
By:  Corsair Capital LLC, its general partner

By:  /s/ Amy M. Knapp_______________
Name:  Amy M. Knapp
Title:    Chief Operating Officer and Chief Financial Officer

CORSAIR CAPITAL LLC

By:  /s/ Amy M. Knapp_______________
Name:  Amy M. Knapp
Title:    Chief Operating Officer and Chief Financial Officer

NICHOLAS B. PAUMGARTEN

/s/ Nicholas B. Paumgarten_______________